SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Canadian Pacific Railway Limited

(Name of Issuer)

Common Shares

(Title of Class of Securities)

13645T100

(CUSIP Number)

Roy J. Katzovicz, Esq.

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

(212) 813-3700

with a copy to:

Alan J. Sinsheimer, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 22, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13645T100	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,159,888
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,159,888
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,159,888
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

(1)	This calculation is based on 169,667,924 common shares, no par value (“Common Shares”), of Canadian Pacific Railway Limited (the “Issuer”) outstanding as of October 21, 2011 as reported in the Report of Foreign Issuer on Form 6-K, filed by the Issuer on October 25, 2011 (the “6-K”).

CUSIP No. 13645T100	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,159,888
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,159,888
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,159,888
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(2)	This calculation is based on 169,667,924 Common Shares outstanding as of October 21, 2011 as reported in the 6-K.

CUSIP No. 13645T100	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Pershing Square GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,233,894
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,233,894
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,233,894
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

(3)	This calculation is based on 169,667,924 Common Shares outstanding as of October 21, 2011 as reported in the 6-K.

CUSIP No. 13645T100	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,159,888
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,159,888
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,159,888
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(4)	This calculation is based on 169,667,924 Common Shares outstanding as of October 21, 2011 as reported in the 6-K.

This Amendment No. 5 relates to the Schedule 13D filed on October 28, 2011 and amended on November 22, 2011, December 1, 2011, December 13, 2011 and January 24, 2012 (as so amended, the “Original 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”); (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”); and (iv) William A. Ackman, a citizen of the United States of America (together with Pershing Square, PS Management and Pershing Square GP, the “Reporting Persons”) relating to common shares, without par value (the “Common Shares”), of Canadian Pacific Railway Limited, a corporation organized under the Canada Business Corporations Act (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Original 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D is hereby amended and supplemented as follows:

Pershing Square purchased for the account of one of the Pershing Square Funds an aggregate of 5,480 Common Shares for total consideration (including brokerage commissions) of $395,777. That Pershing Square Fund funded these transactions out of its capital.

Item  4. Purpose of the Transaction.

Item 4 of the Original 13D is amended and supplemented as follows:

On February 22, 2012, Pershing Square issued a press release announcing that it is nominating Paul G. Haggis for election to the board of directors of the Issuer. That press release is attached hereto as Exhibit 99.1 and is incorporated by reference into this Item 4 as if set out herein in full.

Item 5. Interest in the Securities of the Issuer.

Items 5(a) and (b) of the Original 13D are amended and restated as follows:

(a), (b)

Based upon the Report of Foreign Issuer on Form 6-K, filed by the Issuer on October 25, 2011, there were 169,667,924 Common Shares outstanding as of October 21, 2011.

Based on the foregoing, the 24,159,888 Common Shares (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 14.2% of the Common Shares outstanding.

Pershing Square, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, PS Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of PS and PS II, Pershing Square GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 10,035,881 Common Shares held for the account of PS and the 198,013 Common Shares held for the account of PS II. By virtue of William A. Ackman’s position as the Chief Executive Officer of Pershing Square and managing member of each of PS Management and Pershing Square GP, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, William A. Ackman may be deemed to be the beneficial owner of the Subject Shares.

As of the date hereof, none of the Reporting Persons own any Common Shares other than the Subject Shares covered in this Statement.

Item 5(c) of the Original 13D is amended and supplemented as follows:

(c)

Exhibit 99.2 from Amendment No. 5 which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in Common Shares and options or other derivatives relating to Common Shares since the amendment filed on January 24, 2012.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

99.1	Press release, dated February 22, 2012

99.2	Trading data

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2012

PERSHING SQUARE CAPITAL
MANAGEMENT, L.P.

By:	PS Management GP, LLC,
its General Partner

By:	/s/ William A. Ackman
Name:	William A. Ackman
Title:	Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
Name:	William A. Ackman
Title:	Managing Member

PERSHING SQUARE GP, LLC

By:	/s/ William A. Ackman
Name:	William A. Ackman
Title:	Managing Member

/s/ William A. Ackman
William A. Ackman

EXHIBIT INDEX

Exhibit	Description

99.1	Press release, dated February 22, 2012

99.2	Trading data